UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s April 2008 total passenger traffic increases 5.9%

 •    Domestic traffic grows 8.3%

Monterrey, Mexico, May 9, 2008—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports increased 5.9% in April 2008, as compared to April 2007.

Domestic traffic in April 2008 increased 8.3% (+79,021 passengers), compared to the prior year period. The airports that reported the most significant growth in passenger traffic were Reynosa, Ciudad Juárez, Monterrey, San Luis Potosí, Acapulco, and Chihuahua, supported by the opening of new routes during the month. The airports in Zihuatanejo, Torreón, Mazatlán, and Zacatecas registered significant reductions, as a result of lower load factors and the cancellation of frequencies and routes by some airlines. On April 14, Avolar ceased operations in the airports of Culiacán, Durango, and Zacatecas; while Alma stopped operating in Zihuatanejo.

International traffic decreased 5.2% (-10,593 passengers) in April 2008, as compared to April 2007. Airports in tourist destinations (Acapulco, Mazatlan, and Zihuatanejo) and airports in Durango, Zacatecas, Culiacán, and Torreón recorded reductions in international passengers, as a result of a reduction in scheduled international flights, principally by U.S. carriers.

It should be noted that last year the Easter holiday period took place in April, while in 2008 it occurred in March.

By airport

Monterrey, OMA’s principal airport, served 575,205 passengers in April 2008, an increase of 11.2% (+58,031 passengers) compared to the same month of 2007. Domestic traffic at Monterrey airport increased 13.7% as a result of the effect of the growing volume of passengers served by the new airlines, principally on the routes to and from Ciudad de México, Toluca, Villahermosa, and Chihuahua. International traffic decreased 3.2% as a result of reduced passenger volume on the Houston and Dallas routes.

Traffic in the cities on the U.S. border, Reynosa and Ciudad Juarez grew 85.5% and 13.2%, respectively. The airlines that started operations in these airports in 2007 contributed significantly to their growth, with the opening of routes and increases in frequencies. In particular, Volaris opened a route between Reynosa and Toluca on April 14.

Total Passengers*

(Thousand)	Apr-07	Apr-08	Change %	Jan-Apr 2007	Jan-Apr 2008	Change %
Acapulco	85.1	87.9	3.2	448.5	447.2	(0.3)
Ciudad Juárez	70.5	79.8	13.2	262.2	340.7	29.9
Culiacán	100.6	103.9	3.3	340.7	415.1	21.8
Chihuahua	66.9	72.9	8.9	246.8	274.4	11.2
Durango	23.1	23.1	0.2	83.2	87.4	5.0
Mazatlán	81.0	76.8	(5.2)	340.1	346.5	1.9
Monterrey	517.2	575.2	11.2	1,951.2	2,180.6	11.8
Reynosa	10.1	18.7	85.5	39.2	74.3	89.5
San Luis Potosí	20.2	21.9	8.6	77.5	85.5	10.2
Tampico	49.2	49.6	0.8	182.7	187.5	2.6
Torreón	43.4	38.7	(10.7)	160.3	154.2	(3.8)
Zacatecas	25.2	22.1	(12.0)	88.5	84.2	(4.8)
Zihuatanejo	62.5	52.5	(15.9)	294.0	291.9	(0.7)
OMA Total	**1,154.8**	**1,223.3**	**5.9**	**4,514.9**	**4,969.6**	**10.1**

Domestic Passengers*

(Thousand)	Apr-07	Apr-08	Change %	Jan-Apr 2007	Jan-Apr 2008	Change %
Acapulco	63.3	68.0	7.5	246.7	279.3	13.2
Ciudad Juárez	70.5	79.7	13.1	261.9	340.0	29.8
Culiacán	96.3	100.5	4.4	327.3	400.8	22.5
Chihuahua	61.0	65.6	7.5	223.1	245.4	10.0
Durango	21.0	21.7	3.0	75.1	80.3	6.8
Mazatlán	41.0	37.8	(7.8)	128.0	148.4	15.9
Monterrey	442.1	502.5	13.7	1,667.6	1,873.1	12.3
Reynosa	10.1	18.6	84.6	39.2	74.0	88.7
San Luis Potosí	14.0	15.7	11.5	54.7	57.8	5.7
Tampico	45.1	45.7	1.2	167.3	172.5	3.1
Torreón	36.4	32.9	(9.6)	136.0	128.7	(5.4)
Zacatecas	16.9	15.8	(6.5)	62.8	60.0	(4.5)
Zihuatanejo	34.5	26.8	(22.2)	112.3	123.4	9.9
OMA Total	**952.2**	**1,031.2**	**8.3**	**3,502.0**	**3,983.6**	**13.8**

International Passengers*

(Thousand)	Apr-07	Apr-08	Change %	Jan-Apr 2007	Jan-Apr 2008	Change %
Acapulco	21.8	19.9	(9.0)	201.9	168.0	(16.8)
Ciudad Juárez	0.1	0.1	0.0	0.4	0.6	72.4
Culiacán	4.3	3.4	(20.8)	13.4	14.3	6.5
Chihuahua	6.0	7.4	23.4	23.7	29.0	22.5
Durango	2.1	1.5	(28.9)	8.1	7.1	(12.3)
Mazatlán	40.0	39.0	(2.4)	212.1	198.1	(6.6)
Monterrey	75.0	72.7	(3.2)	283.6	307.5	8.4
Reynosa	0.0	0.1	0.0	0.0	0.3	0.0
San Luis Potosí	6.1	6.3	1.8	22.8	27.7	21.2
Tampico	4.1	3.9	(3.4)	15.4	14.9	(2.7)
Torreón	7.0	5.8	(16.0)	24.3	25.6	5.4
Zacatecas	8.2	6.3	(23.4)	25.7	24.2	(5.7)
Zihuatanejo	28.0	25.7	(8.2)	181.6	168.5	(7.2)
OMA Total	**202.6**	**192.0**	**(5.2)**	**1,013.0**	**986.0**	**(2.7)**

* Terminal passengers: excludes transit passengers

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: May 9, 2008